EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2014 and 2013

(Expressed in Canadian Dollars)
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual Condensed Consolidated Interim Financial Statements prior to their submission to the Board of Directors for approval.

The Condensed Consolidated Interim Financial Statements as at April 30, 2014 and 2013 and for the three months then ended have not been audited or reviewed.

“David Wolfin”	“Malcolm Davidson”

David Wolfin President & CEO May 30, 2014	Malcolm Davidson, CA Chief Financial Officer May 30, 2014

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Note	April 30, 2014	January 31, 2014

Assets
Current assets
Cash and cash equivalents		$358,308	$8,074
Other amounts receivable		6,524	5,810
Prepaid expenses		4,468	-
		369,300	13,884

Exploration and Evaluation Assets	4	19,080,554	19,027,044
Property and Equipment	6	98,784	99,383
Investments in Related Companies	7	156,850	140,505
Amounts Receivable from Related Parties	11b	45,434	46,171
Reclamation Bonds	8	564,951	529,408
Total Assets		$20,315,873	$19,856,395

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$68,588	$236,548
Amounts payable to related parties	11c	256,026	263,445
		324,614	499,993

Reclamation Provision	12	479,442	484,000
Deferred Tax Liability		1,766,720	1,766,720
Total liabilities		2,570,776	2,750,713

Equity
Share Capital	9	45,017,495	44,311,995
Equity Reserves		2,942,200	2,738,194
Accumulated Other Comprehensive Income		96,806	80,461
Accumulated Deficit		(30,321,724)	(30,035,288)
Equity Attributable to Equity Holders of the Company		17,734,777	17,095,362
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,745,097	17,105,682
Total Liabilities and Equity		$20,315,873	$19,856,395

Commitments – Note 13

Approved by the Board of Directors on June 30, 2014:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

	Note	2014	2013

Operating and Administrative Expenses
Consulting fees		$5,175	$3,000
Depreciation		599	400
Directors’ fees		4,500	4,500
Finance costs	12	3,442	1,985
Investor relations		3,831	3,252
Management fees		7,500	7,500
Office and miscellaneous		16,334	16,764
Professional fees		19,378	1,829
Regulatory and compliance fees		10,785	2,831
Salaries and benefits		10,199	33,044
Share-based payments	10	229,345	1,554
Travel		1,105	3,255
		312,193	79,914

Loss before other items		(312,193)	(79,914)

Other items
Interest and other income		137	61
Gain on sale of investments	7	-	97,795
Foreign exchange gain (loss)		281	(4,387)
Net Income (Loss)		(311,775)	13,555
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain loss on available for sale securities	7	16,345	(160,560)

COMPREHENSIVE LOSS		$(295,430)	$(147,005)

Loss per Share - Basic and Diluted		$(0.01)	$0.00

Weighted Average Number of Shares Outstanding		40,413,950	33,812,417

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Equity
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity

Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$16,885,226
Common shares issued for debt	8	514,892	128,723	-	-	-	-	-	128,723
Share-based payments	9	-	-	1,554	-	1,554	-	-	1,554
Transfer of expired options		-	-	(18,094)	-	(18,094)	-	18,094	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(160,560)	-	(160,560)
Net loss for the period		-	-	-	-	-	-	13,555	13,555
Balance, April 30, 2013		34,078,541	$44,083,145	$886,776	$1,798,602	$2,685,378	$117,077	$(30,017,102)	$16,868,498

Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$17,095,362
Common shares issued for cash:
Private placements		4,150,000	705,500	-	-	-	-	-	705,500
Share-based payments		-	-	229,345	-	229,345	-	-	229,345
Transfer of expired options and warrants		-	-	(25,339)	-	(25,339)	-	25,339	-
Unrealized gain on investment securities, net of tax		-	-	-	-	-	16,345	-	16,345
Loss for the period		-	-	-	-	-	-	(311,775)	(311,775)
Balance, April 30, 2014		41,923,041	$45,017,495	$1,045,617	$1,896,583	$2,942,200	$96,806	$(30,321,724)	$17,734,777

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

	Note	2014	2013

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$(311,775)	$13,555
Adjustments for non-cash items:
Depreciation		599	400
Share-based payments		229,345	1,554
Foreign exchange gain		1,245	126
Finance costs		3,442	1,985

		(77,144)	17,620
Net change in non-cash working capital	16	(180,560)	22,625
		(257,704)	40,245

Investing Activities
Expenditures on exploration and evaluation assets		(53,510)	(51,248)
Proceeds on sale of investments		-	26,320
Increase in reclamation bond		(44,003)	(15)
		(97,513)	(24,943)

Financing Activities
Issuance of shares for cash, net		705,500	-

Effect of exchange rate fluctuations on cash and equivalents		(49)	14

Net decrease in cash and equivalents		350,234	15,316
Cash and cash equivalents, beginning of period		8,074	14,450

Cash and cash equivalents, end of period		$358,308	$29,766

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$(605)	$(1,806)

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk, and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

These Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at April 30, 2014, the Company has a working capital of $44,686 and accumulated losses of $30,321,724. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company’s ability to continue as a going concern. These Condensed Consolidated Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2014. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2014 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operation. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Weight is attached to taxplanning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

Share-based payment transactions

The share option plan allows Company employees, directors, officers, and consultants to acquire shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2014 had no significant impact on the Company’s Condensed Consolidated Interim Financial Statements for the years presented:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of March 31, 2014:

IFRS 9 – Financial Instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards adopted by the Company (continued)

Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total
Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

Exploration costs during 2014:
Consulting	69,590	-	-	69,590
Lease payments	68,548	-	-	68,548
Mapping	2,574	-	-	2,574
Taxes, licenses and permits	71,596	6,044	-	77,640
Reclamation provision	43,000	-	-	43,000
Impairment (Note 5)	(498,528)	-	-	(498,528)
Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

Exploration costs during the period:
Consulting	13,323	-	-	13,323
Lease payments	36,475	-	-	36,475
Taxes, licenses and permits	3,712	-	-	3,712
Balance, April 30, 2014	$19,028,062	$52,489	$3	$19,080,554

The Company has certain interests in 696 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On March 5, 2014, the Company entered into an exploration and option to joint venture agreement with Barrick Gold Corporation (“Barrick”). As a result, the Robertson property is now comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

(1)	Core Claims

The Company holds an interest in 338 patented and unpatented lode mining claims. The Company owns 284 of these claims outright, of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The remaining 54 claims are leased by the Company as follows:

(i)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the Core claims of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(ii)	Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4c). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013 and is currently being negotiated. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(iii)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the Core claims of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease. Of these 12 claims, 5 are part of the Core claims and 7 are part of Gold Ridge claims.

(2)	Gold Ridge Claims

In an agreement dated March 5, 2014, the Company granted Barrick Gold Exploration Inc. an option to purchase a 60% interest in 107 claims on the west side of the Core claims.

Of the 107 claims, 94 are owned outright and 13 are held under leases as follows.

(i)	Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2)	Gold Ridge Claims (continued)

(ii)	Northern Nevada Lease

7 of the 12 lease claims are included in the Gold Ridge claims.

(3)	Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML, and is currently owned by Barrick Gold Corporation.

(4)	Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(1)(iii) and 4d), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Blue Ridge Claims

The Company has mineral lease arrangements relating to nine mineral claims, which adjoin the southern part of the Excluded Claims. The leases expired in 2013; however, the Company is maintaining the mining claims in good standing while it re-negotiates the lease arrangements.

c)	Norma Sass Property – 66.67% interest

The Company holds a 66.67% interest in the 38 Norma Sass mining claims located in Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4a(4)). The remaining 33.33% interest is held by Levon.

d)	JDN Hilltop Crest – 50% interest

The Company holds a 50% interest in 27 claims in the Hilltop District, Lander County, Nevada. The remaining 50% interest is held by Great Thunder Gold Corp.

e)	Eagle Claims – 50% interest

The Company holds a 50% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. The remaining 50% interest is held by Levon.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these Condensed Consolidated Interim Financial Statements.

Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long‐term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

During the year ended January 31, 2014 the Company determined that 184 claims were insignificant to the core property and did not warrant additional expenditures for claims maintenance. The 184 claims were previously part of the core claims – 100% and described in note 4 (a). The Company concluded that these claims were not required to maintain the value of the other core claims and therefore the costs incurred to date on those claims should be written off. The value attributed to the claims that were written off was $498,578. The Company acquired these claims between 1986 and 1991.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2013	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at April 30, 2014	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2013	-	-	6,681	5,211	889	12,782
Depreciation	-	6,080	239	143	513	6,975
Balance at January 31, 2014	-	6,080	6,920	5,354	1,403	19,757
Depreciation	-	468	-	28	103	599
Balance at April 30, 2014	-	6,548	6,920	5,382	1,506	20,356

CARRYING VALUE
At January 31, 2014	84,127	12,628	-	572	2,056	99,383
At April 30, 2014	84,127	12,160	-	544	1,953	98,784

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

7. INVESTMENT IN RELATED COMPANIES

At April 30, 2014, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$113,494	$156,331
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(778)	519

		$44,134	$112,716	$156,850

At January 31, 2014, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$97,321	$140,158
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(950)	347

		$44,134	$96,371	$140,505

*Mill Bay Ventures Inc. affected a 3:1 consolidation during the year ended January 31, 2014.

During the three months ended April 30, 2014, the Company recorded an unrealized gain of $16,345 (2013 - $160,560) on investments in related companies, representing the change in fair value during the year.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the three months ended April 30, 2014, the Company sold nil (2013 – 329,000) Levon shares and realized a gain of $nil (2013 - $97,795).

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the three months ended April 30, 2014, at the request of the Bureau the Company increased the bonds by US$40,149.

As at April 30, 2014, the total reclamation deposits were $564,951 (US$515,466) (January 31, 2014 - $529,408 (US$475,317)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2013 - 0.05%).

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2014 and 2013

On March 13, 2014, the Company closed a non-brokered private placement issuing 4,150,000 common shares at a price of $0.17 per common share for gross proceeds of $705,500.

On July 17, 2013, the Company closed a non-brokered private placement issuing 3,694,500 units at a price of $0.10 per unit for gross proceeds of $369,450. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.15 expiring on July 17, 2015. The company paid cash finders’ fees of $3,000.

The fair value of the warrants issued has been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rate of 1.09%, dividend yield rates of $nil, volatility of 76.45% and expected lives of 2 years. Of the $369,450 total aggregate proceeds raised, $91,260 was attributable to warrants and $278,190 was attributable to common shares.

On March 18, 2013, the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share. The shares issued had a fair value of $82,383 and the Company recorded a gain on settlement of debt of $46,340. The shares issued by the Company were subject to a four month hold period that expired on July 18, 2013.

During the periods ended April 30, 2014 and January 31, 2013, no options or warrants were exercised.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

On September 19, 2013, the TSX Venture Exchange approved the extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2013 and October 23, 2013 to October 1, 2014 and October 23, 2014 respectively. All other terms remain the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $6,721 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.25%, dividend yield of 0.00%, volatility of 74.91%, and an expected life of 1.0 year.

During the year ended January 31, 2013, the Company recorded an incremental compensation cost totaling $429,849 for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions, respectively: risk-free interest rates of 1.43% and 1.09%, dividend yield rates of $nil, volatility of 114% and 90.95%, and expected lives of 0.5 years and 1 year.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the periods ended April 30, 2014 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2013	6,464,120	$0.75
Issued	3,694,500	$0.15
Balance, January 31, 2014 and April 30, 2014	10,158,620	$0.53

Details of share purchase warrants outstanding as of April 30, 2014 and January 31, 2014 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	April 30, 2014	January 31, 2014

October 1, 2014	$0.75	4,709,120	4,709,120
October 23, 2014	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	3,694,500
		10,158,620	10,158,620

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

9. SHARE CAPITAL (continued)

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2013 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the periods ended April 30, 2014 and January 31, 2014 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2013	3,285,000	$0.51
Granted	-	-
Cancelled	(65,000)	$0.43
Expired	(65,000)	$1.00
Stock options outstanding, January 31, 2014	3,155,000	$0.50
Granted	1,420,000	$0.24
Cancelled	-	-
Expired	(90,000)	$0.40
Stock options outstanding, April 30, 2014	4,485,000	$0.42

A summary of stock options outstanding as at April 30, 2014 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
515,000	$0.76	0.76	$0.00	January 13, 2015
50,000	$0.24	0.87	$0.00	March 14, 2015
550,000	$0.45	1.38	$0.00	September 17, 2015
420,000	$0.80	1.73	$0.00	January 21, 2016
900,000	$0.40	2.82	$0.00	February 22, 2017
680,000	$0.30	3.45	$0.00	October 12, 2017
1,370,000	$0.24	4.87	$0.00	March 14, 2019

4,485,000	$0.42	3.00

As at April 30, 2014, 4,395,000 options were exercisable at a weighted-average exercise price of $0.42.

The weighted average remaining contractual life of stock options outstanding as at April 30, 2014 was 3.0 years.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

10. SHARE-BASED PAYMENTS

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. 50,000 of these stock options are exercisable on or before March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

During the year ended January 31, 2013, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to October 12, 2013. The options are exercisable on or before October 12, 2017.

The Company recorded total share-based payments of $229,345 for the grant and vesting of stock options during the three months ended April 30, 2014 (2013 - $1,554) as follows:

	2014	2013

Directors, officers and employees	$214,200	$-
Investor relations	3,245	1,554
Consultants	11,900	-
	$229,345	$1,554

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2014	2013
Weighted average assumptions:
Risk-free interest rate	1.39%	-
Expected dividend yield	-	-
Expected option life (years)	4.86	-
Expected stock price volatility	96.63%	-
Weighted average fair value at grant date	$0.17	-

Expected volatility was forecasted based on the historical volatility of the Company.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three months ended April 30 was as follows:

	2014	2013

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$15,645	$15,005
Other members of key management	6,635	13,594

Share-based payments
Members of the Board of Directors	161,500	-
Other members of key management	34,000	-
	$217,780	$28,599

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	April 30, 2014	January 31, 2014
Levon Resources Ltd.	$43,207	$43,908
Great Thunder Gold (formerly Mill Bay Ventures)	2,227	2,263
Total	$45,434	$46,171

c)
In the normal course of operations the Company transacts with companies with directors or officers in common. During 2014 the Company settled $128,722 of related party debt through issuance of common shares of the Company, as described in Note 9b. At April 30, 2014 and January 31, 2014, the following amounts are payable to related parties:

	April 30, 2014	January 31, 2014
Directors	$39,000	$34,500
Oniva International Services Corp.	160,036	153,566
Sampson Engineering Inc.	605	18,641
Wear Wolfin Designs Inc.	14,910	13,860
Saulnier Capital Corp.	-	4,028
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	37,275	34,650
	$256,026	$263,445

The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the three months ended April 30 are summarized below:

	2014	2013
Salaries and benefits	$10,199	$27,330
Office and miscellaneous	9,228	18,138

	$19,427	$45,468

12. RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $495,581 (US$452,172) (January 31, 2014 - $503,629 (US$452,172)), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2013 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	April 30, 2014	January 31, 2014

Beginning balance	$484,000	$395,000
Unwinding of discount	3,442	11,850
Change in estimates	-	43,000
Change in foreign exchange rate	(8,000)	34,150
	$479,442	$484,000

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

14. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2014	January 31, 2014

Cash held at major financial institutions
Canada – cash	$351,328	$4,706
US - cash	6,980	3,368

	358,308	8,074
Reclamation deposits held at major financial institutions	564,951	529,408

Total cash and reclamation deposits	$923,259	$537,482

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital of $44,686 as at April 30, 2014 and a working capital deficit of $486,109 at January 31, in 2014. The Company has cash at April 30, 2014 in the amount of $358,308 (January 31, 2014 - $8,074) in order to meet short-term business requirements. At April 30, 2014, the Company had current liabilities of $324,614 (January 31, 2014 - $499,993). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2014 and January 31, 2014.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2014		January 31, 2014

Cash	US$	6,520	US$	3,024
Other amounts receivable		2,147		2,085
Amounts receivable from a related parties		41,454		41,454
Reclamation bonds		515,466		475,317
Accounts payable		(8,239)		(117,288)

Net exposure	US$	557,348	US$	404,592

Canadian dollar equivalent		$610,853		$450,634

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2014, a 10% (January 31, 2013 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $61,085 (January 31, 2013 - $45,063).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2014:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$358,308	-	-
Investments in related companies	156,850	-	-
	$515,158	-	-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the three months ended April 30, 2014.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended April 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	April 30, 2014	April 30, 2013

Amounts receivable from related parties	$-	$(338)
Other amounts receivable	(714)	10,964
Prepaid expenses	(4,468)	(4,368)
Accounts payable and accrued liabilities	(167,960)	(7,773)
Amounts payable to related parties	(7,419)	24,140
	$(180,560)	$22,625

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the three months ended April 30, 2014 and 2013.

The Company has non-current assets in the following geographic locations:

	April 30, 2014	January 31, 2014
Canada	$159,352	$143,136
USA	19,741,787	19,653,204
	$19,901,139	$19,796,340